TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD TO HOST INVESTOR DAY

Toronto, Ontario, June 25, 2018 – IAMGOLD Corporation ("IAMGOLD" or the "Company") announced that it will host an investor day on Tuesday, June 26, 2018 to discuss its corporate strategy and outlook. A live webcast and presentation materials will be accessible on IAMGOLD's website, www.iamgold.com. The live webcast will begin at 1:00 p.m. Eastern Standard Time, Tuesday, June 26, 2018.

Webcast Details (Presentation and Audio)

http://services.choruscall.ca/links/iamgold20180626.html

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx